March 15, 2018

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

RE:	Millennium Investment & Acquisition Company (“MILC” or the “Registrant”) SEC File No. 811-22156
Comments Pursuant to Review of the Registrant’s Form N-CSR filing for the Year Ended December 31, 2016 (the “Filing”)

Dear Ms. Miller:

The following is the Registrant’s response to the comments we received from you by telephone regarding the Registrant’s Certified Shareholder Report on Form N-CSR (the “Shareholder Report”), filed with the Securities and Exchange Commission (“SEC”) on March 14, 2017. Your comments and the Registrant’s respective responses are set forth below. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Shareholder Report.

1.	Comment: The internal control letter for 2015 and 2016 was not attached as an exhibit to Form NSAR-B. The filing should be amended to include the internal control letter.

Response: Form NSAR-B for 2015 and 2016 will be amended to include the internal control letter as an exhibit. MILC will include the appropriate internal control letters with its future NSAR-B filings.

2.	Comment: Millennium HI Carbon LLC (“MHC”) is a wholly owned subsidiary of the Registrant. Confirm that the Registrant considered the consolidation guidance contained in Investment Management Guidance Update 2014-11 and whether the financial statements of MHC are presented on a consolidated basis.

Response: The consolidation guidance in Investment Management Guidance Update 2014-11 requires investment companies to consolidate other investment companies or other entities with operations similar to the investment company. As MHC is an activated carbon plant in the development stage, consolidation was not considered appropriate as it is not an investment company and the operations are not similar to those of the Registrant

301 Winding Road

Old Bethpage, NY 11804

212 750-0371

www.millinvestment.com

3.	Comment: Confirm if the following transactions have been appropriately disclosed in the notes to the financial statements pursuant to Accounting Standards Codification (“ASC”) 850-10-50:

●	Shareholders of the Registrant that are entities managed by the advisor; and
●	Other shareholders that are deemed to be affiliates of the Registrant including management.

Response: The Registrant confirms that no entities that are managed by the advisor or that are affiliate of the Registrant, including management, hold shares of the Registrant that would require disclosure in accordance with ASC 850-10-50-6.

4.	Comment: The Report of Independent Registered Public Accounting Firm should state that it includes a confirmation of securities owned. Please confirm that it was done for 2016 and confirm that this will be stated in the report going forward.

Response: BDO USA, LLP, the Registrant’s independent registered public accounting firm confirmed securities owned and will include such statement in future reports.

5.	Comment: The Financial Highlights says “unaudited.” Please confirm if the table was not audited or if this was a typographical error.

Response: The “** Unaudited” footnote to the table was carried over from the semi-annual report as of and for the six months ended June 30, 2016, and should have been removed for the annual report. The Registrant confirms that this information was audited.

6.	Comment: Financial Highlights says “Ratio of net investment gain to net assets” but should be “net income” rather than “investment gain.”

Response: In future filings, the Financial Highlights will be so worded.

7.	Comment: Audit opinion date March 14, 2017, which is beyond 60 days from fiscal year end.

Response: The Registrant acknowledges that the audit opinion date was beyond 60 days from fiscal year end. The delay in the execution of the audit opinion was not caused by, or indicative of, any delay in the preparation by the Registrant of its financial statements; any delay in the conduct by BDO USA, LLP, of its audit; or any disagreements or difficulties arising in connection with the audit process. Rather, it was the result of internal miscommunications at the Registrant as to the timing and specific documents required to be prepared for the particular 2017 EDGAR filing. The Registrant has since taken steps to prevent the recurrence of the communications problem. As a result of the foregoing, the Registrant does not expect any such similar delays in the future. In addition, the Registrant respectfully submits that there is nothing about the delay that raises, or ought to raise, any substantive concerns as to the quality of the Registrant’s financial condition, the accuracy of its financial disclosures or the integrity of its audit process.

301 Winding Road

Old Bethpage, NY 11804

212 750-0371

www.millinvestment.com

8.	Comment: Certifications should have been signed within 70 days of fiscal year end

Response: The Registrant acknowledges that the dates of the Certifications date was beyond 60 days from fiscal year end. The delay in the execution of the Certifications was not caused by, or indicative of, any delay in the preparation by the Registrant of its financial statements; any delay in the conduct by BDO USA, LLP, of its audit; or any disagreements or difficulties arising in connection with the audit process. Rather, it was the result of internal miscommunications at the Registrant as to the timing and specific documents required to be prepared for the particular 2017 EDGAR filing. The Registrant has since taken steps to prevent the recurrence of the communications problem. As a result of the foregoing, the Registrant does not expect any such similar delays in the future. In addition, the Registrant respectfully submits that there is nothing about the delay that raises, or ought to raise, any substantive concerns as to the quality of the Registrant’s financial condition, the accuracy of its financial disclosures or the integrity of its audit process.

9.	Comment: Please confirm if any investments are non-income producing in accordance with Rule S-X 12-12 footnote 5.

Response: The investment in MHC is non-income producing at this time as it is in the development stage. MILC will confirm and note in financials going forward.

10.	Comment: Please confirm if the Registrant performs an analysis if disclosure requirements of 3-09 or 4-08(g) of Regulation S-X should be applied.

Response: MHC is an unconsolidated subsidiary and meets the significance threshold outlined in rule 3-09 of Regulation S-X as the investment in MHC is more than 20% of the total assets of the Registrant. Historically, the audited financial statements of MHC have not been included with the Registrant’s periodic filings.

MHC is an activated carbon plant in Kawaihae, Hawaii that had failed to achieve full commercial operations prior to acquisition. MILC is in the process of upgrading the plant and establishing full commercial operations. As such, the plant is in the development stage and is not currently operating. The Registrant notes that the significant information that would be included in the audited financial statements of MHC have been incorporated into the Registrant’s periodic filings and therefore has not included audited financial statements in the Registrant’s financial filings.

Starting with the N-CSR for the year ended December 31, 2017, the Registrant will include the audited financial statements for MHC as an exhibit.

301 Winding Road

Old Bethpage, NY 11804

212 750-0371

www.millinvestment.com

11.	Comment: Please confirm that the Registrant has disclosed all income and affiliated investments in accordance with Regulation S-X 12-14 and 6-07.1.

Response: The Registrant has investments in two entities that meet the definition of affiliate investments in accordance with Regulation S-X 12-14 and 6-07.1. These were not specifically identified as affiliate investments in prior filings as only the ownership percentages were disclosed in the financial statements. Affiliate investments, and income derived from them, will be disclosed in all future filings.

12.	Comment: Please explain what other income represents and if significant in amount provide information in notes going forward.

Response: Other income represents a consulting fee received from SMC Global Securities LTD. This is a non-recurring item.

13.	Comment: Please explain why only federal taxes are disclosed in Note 5; did the Registrant incur any state income tax?

Response: The registrant incurred approximately $4,900 in state income taxes for the year ended December 31, 2016. This was not considered to be material and not included in the financial statements.

14.	Comment: Please explain if the right to sell agreement was evaluated as a derivative security in accordance with US GAAP.

Response: The right to sell agreement was entered into as an accommodation to the allow the “Promoter Group” more time to complete a public offering and listing on a stock exchange while allowing Millennium to secure some liquidity in the interim period. The agreement was evaluated as a derivative instrument in accordance with the guidance in ASC Topic 815, “Derivatives and Hedging,” and determined not to be a derivative instrument.

Specifically, as defined in ASC 815-10-15-83, a derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both, one or more underlyings, and one or more notional amounts or payment provisions or both, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

In the agreement, the market value of the shares was determined to meet the definition of an underlying and the number of shares was determined to meet the definition of a notional in accordance with ASC 815-10-15-83a.

301 Winding Road

Old Bethpage, NY 11804

212 750-0371

www.millinvestment.com

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

There was no consideration paid to the Promoter Group in connection with the right to sell agreement.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.

2.	It can readily be settled net by a means outside the contract.

3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The right to sell agreement does not explicitly permit net settlement or put either party in a position that is not substantially different from net settlement. There is no market mechanism to readily convert the option to cash. The right to sell agreement can only be settled through the delivery of shares by MILC to the Promoter Group and the payment of cash by the Promoter Group to MILC.

Based on the terms of the right to sell agreement, it was determined not to meet the definition of a derivative.

15.	Comment: Please explain if MHC and the Solar Farm construction loan represent debt or an LP/LLC interest - please disclose any rates (including PIK), maturity on the Schedule of Investments (can be a footnote).

Response: MHC is a wholly owned subsidiary of the Registrant, i.e., the investment represents 100% ownership of a limited liability company, and there is no debt associated with this investment. The Solar Farm loan is a short-term loan, not equity, and has a fixed interest rate. The Registrant will disclose the interest rate in future filings.

301 Winding Road

Old Bethpage, NY 11804

212 750-0371

www.millinvestment.com

16.	Comment: Please explain why there are no disclosures regarding lease arrangements in accordance with ASC 840-10-50 (table showing future obligations and details).

Response: MILC has no direct lease arrangements but does pay a small amount for a shared office that is occupied on a month-to-month basis which was included in rent expense in the 2016 NCSR. MHC has a lease agreement with the Department of Hawaiian Home Lands for approximately 13 acres of land. As the Registrant is not a party to this lease agreement, and MHC is not a consolidated subsidiary, the future minimum rent table was not included in the annual report.

17.	Comment: Please explain why there is no table for Level 3 investments including weight of input used and sensitivity per ASC 820-10-50-2.

Response: The Registrant included a table rolling forward the Level 3 investments as part of footnote 1(a) to the financial statements. In future filings, the Registrant will expand the fair value discussion to encompass descriptions of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement and will provide the valuation technique and details of the unobservable inputs, including the ranges used and weighted average, as described in the implementation guidance and illustration contained in ASC 820-10-55-103. Additionally, to the extent there are interrelationships between those inputs and other unobservable inputs used in the fair value measurement, the Registrant will provide a description of those interrelationships and of how they might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Please let me know if you require additional information.

Thank you,

/s/ David H. Lesser

David H. Lesser

Chairman and Chief Executive Officer

301 Winding Road

Old Bethpage, NY 11804

212 750-0371

www.millinvestment.com